UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment #1 to

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                  SECURITIES Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934



                         Destiny Media Technolgies Inc.
                         ------------------------------
        (Exact name of Small Business Issuer as specified in its charter)


            Colorado                                       84-1516745
            --------                                       ----------
(State or other Jurisdiction                   (IRS Employer Identification No.)
of Incorporation or Organization)

 555 West Hastings Street, Suite 950, Vancouver British Columbia CANADA V6B 4N4
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)

                    Issuer's Telephone Number, (604) 609-7736
                                               --------------


 Securities to be registered pursuant to Section 12(b) of the Act: None

 Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock $0.001 par value.
                         ------------------------------
                                (Title of Class)


                                 Page 1 of xxxxx
                          Index to Exhibits on Page xx

                         Destiny Media Technologies Inc.

                                   Form 10-SB
                                TABLE OF CONTENTS
                                     PART I
                                      Page

Item 1.  Description of Business.............................   3

Item 2.  Management's Discussion and Analysis or Plan of

         Operation................................             14

Item 3.  Description of Property.............................  19

Item 4.  Security Ownership of Certain Beneficial Owners
          and Management.....................................  19

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons.................................  21

Item 6.  Executive Compensation..............................  24

Item 7.  Certain Relationships and Related Transactions......  25

Item 8.  Description of Securities...........................  25

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.......  26

Item 2.  Legal Proceedings...................................  27

Item 3.  Changes in and Disagreements with  Accountants......  27

Item 4.  Recent Sales of  Unregistered Securities............  27

Item 5.  Indemnification of  Directors and Officers..........  28

                                    PART F/S

Item 1.  Financial Statements................................  28

                                    PART III

Item 1.   Index to Exhibits                                    xx

Item 2.   Description of Exhibits

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction

Destiny Meda Technologies Inc. (hereinafter is also referred to as the "Company" and/or the "Registrant") is a company in the development phase. The Company was incorporated in August 1998 in the state of Colorado under the name Euro Industries Ltd.

The Company was originally involved in the acquisition and exploration of mining properties; however in July of 1999 with the start of the process involving the Company's acquisition of Destiny Software Productions Inc. and the introduction of a new management team, the Company became active in the software industry and ceased all of its work in the mining industry.

On October 20, 1999 the Company completed the process of acquiring Destiny Software Productions Inc. Destiny is a western Canadian based software development company specializing in streaming media and MP3 products. Destiny has created its own proprietary compression format and technologies. It is currently developing the RadioDestiny Broadcast NetworkTM, where commercial and hobbyist radio stations can broadcast on the internet using the free RadioDestiny BroadcasterTM. The recently released Destiny Media PlayerTM is a combination MP3 player/internet radio receiver which contains a live and realtime directory of al the current broadcasters on the Destiny network.

The Company's principal office is located at 555 West Hastings Street, Vancouver, British Columbia V6B 4N4. The contact person is Mr. Steve Vestergaard, President and Director. The telephone number is (604) 609-7736; the facsimile number is (604) 609-0611. The Company currently maintains four websites which are radiodestiny.com; destiny-software.com; destinympe.com; and, streamingaudio.com.

The Company's authorized capital includes 100,000,000 shares of common stock with $0.001 par value. As of the close of the Company's latest fiscal year, August 31, 1999, there were 5,950,000 shares of common stock outstanding. As of November 11, 1999, there were 7,167,000 shares of common stock outstanding.

The Company's common stock trades in the Pink Sheet Market under the symbol "DSNY".

The information in this Registration Statement is current as of November 11, 1999, unless otherwise indicated.

Historical Corporate Development
--------------------------------

Incorporation

The Company was incorporated in the state of Colorado on August 24, 1998 under the name Euro Industries Ltd. On October 12, 1999 the name of the Company was changed to Destiny Media Technologies Inc.

By March 1999, the Company sold 5,950,000 common shares for an aggregate purchase price of $59,500.00

The shares of common stock in the foregoing offering, were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended and under the exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act.

The shares of the Company began trading on the National Quotation Bureau's "Pink Sheets" on June 17, 1999.

On June 16, 1999, the Company entered into an agreement to purchase control of Destiny Software Productions Inc. ("Destiny"). Since that time the business of the Company has centered around Destiny. The purchase price of Destiny was 600,000 common shares of the Company. This transaction was finalized on October 20, 1999 when the shares were physically issued to the owners of Destiny. The contract of sale required that the Company had to raise Cdn$1.1 million of which Cdn$1 million would be used for development of the Destiny products. The contract of sale further stipulated that a minimum amount of Cdn$250 thousand had to be raised by September 16, 1999 and this was accomplished.

On June 16, 1999 the Company entered into a private placement whereby it sold 617,000 shares of its common stock at a price of Cdn$1.86 per common share. The net proceeds of this private placement was Cdn$1,100,000. This offering officially closed on November 9, 1999.

BUSINESS
--------

Media Internet Applications

Company Background including Destiny
------------------------------------

The Company owns a proprietary media compression format known as ".dny". This format is used to deliver real time streaming media, such as internet radio, on an on-demand basis.

The ".dny" technology was developed by the Company because internet radio requires massive compression levels and data packets are not reliably transmitted across the internet. The Company's media compression technology recursively compresses an audio stream to any target compression ratio and, at the same time, interleaves and buffers data packets and estimates missing audio information.

Since developing this technology, the Company has produced a media player and a java based streaming web clip compressor and player that allows users to add streaming audio clips to their web pages. The Company is also developing a low latency internet telephone; a voice e-mail package and, a voice based chat engine.

Product Descriptions

Most of the software products are complete and are available for download from the RadioDestiny website at www.radiodestiny.com. The voice chat and email applications are not yet in releasable form.

Destiny Media Player(TM)

The Destiny Media Player(TM) is a combination MP3/Music player and radio receiver. The Destiny Media Player(TM) will receive two separate formats: live or automated broadcasts from the Destiny Station broadcaster and Audio-on-Demand which will stream from a standard HTTP server. In Radio mode a user can listen to radio broadcasts from any of stations on the RadioDestiny Broadcast Network(TM). Incorporated into the player are features such as a live directory of stations with direct email and weblink to these broadcasters. In Mp3 mode a user can play MP3 files directly from the player's instant library. The player automatically scans the users hard drive for existing music files and creates an Mp3 library. Another feature is the list of MP3 websites allowing a user to easily click a link to access MP3 sources. The Player also supports playback of streaming Mp3's, .wav and midi files, as well as music CD's. The Destiny Media Player(TM) is a small, yet powerful, application and can be downloaded and installed within two minutes. It will be distributed free from the Destiny web site, partner sites and via OEM agreements with computer and sound card manufacturers.

RadioDestiny Broadcaster(TM)

In live mode, the user simply puts their audio signal into the input of their sound card, configures the options and clicks 'start broadcast'. Their station is automatically added to the directory of stations at the Destiny portal. It is extremely easy to use.

In script mode, the user prerecords a set of audio files, then specifies a schedule for play back. A broadcaster could spend a couple of hours setting up the schedule for the week, then the automated DJ could play back the content 24 hours per day, 7 days per week.

The DestinyBroadcaster will also allow the input of metadata which are digital files such as album cover graphics, lyrics and other artist information that is of interest to music fans. This metadata then streams out simultaneously with music files to the Destiny Media Player allowing the listener to view this information as they are listening to the songs. This technology is unique to Destiny with no current competition.

ScreamingAudio(TM)
RadioDestiny Web Clip Player and Compressor

The compressor will convert a .WAV file into a streaming .DNY format. Destiny has developed an online audio based interactive radio play game based on this technology. It can be used to stream annual stockholders meetings, home shopping sites or other games.

Competition

The market for software and services for the Internet and intranets is relatively new, constantly changing and intensely competitive. As streaming media evolves into a central and necessary component of the Internet experience, more companies are entering the market for, and expending ever greater resources to develop, streaming media software and services, and competition is thus intensifying. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger overall installed bases, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than the Company.

The Company's two principal competitors in the development and distribution of streaming media technology are RealNetworks and Microsoft Corporation. Both Microsoft's and RealNetworks' commitment to and presence in the streaming media industry has significantly increased and will continue to increase competitive pressure in the overall market for streaming media software. This could lead to increased pricing pressure which may result in price reductions in the Company's products.

In addition to Microsoft and RealNetworks the Company faces increased competition from other companies that are developing and marketing streaming media product offerings. As more companies enter the market with products and services that compete with the Company's players and tools, the competitive landscape could change significantly to the detriment of the Company.

The Company competes for user traffic and Internet advertising revenues with a wide variety of Web sites, ISP's and especially audio, video and other media aggregators, such as Broadcast.com and Microsoft's Web Events. While Internet advertising revenues across the industry continue to grow, the number of Web sites competing for such revenue is also growing rapidly. The Company's advertising sales force and infrastructure are still in early stages of development relative to its competitors. There can be no assurance that advertisers will place advertising with the Company or that revenues derived from such advertising will be material. In addition, if the Company fails to attract new customers or is forced to reduce proposed advertising rates the Company's business, financial condition and results of operations may be materially adversely affected.

Competitive factors in the streaming media market include the quality and reliability of software; features for creating, editing and adapting content; ease of use and interactive user features; scalability and cost per user; pricing and licensing terms; the emergence of new and better formats; and, compatibility with the user's existing network components and software systems. To expand its user base and further enhance the user experience, the Company must continue to innovate and improve the performance of its products. The Company anticipates that consolidation will continue in the streaming media industry and related industries such as computer software, media and communications. Consequently, competitors may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies. There can be no assurance that the Company can establish or sustain a leadership position in this market segment. The Company is committed to working toward market penetration of its brand, products and services, which, as a strategic response to changes in the competitive environment, may require pricing, licensing, service or marketing changes intended to extend its current brand and technology franchise. Price concessions or the emergence of other pricing or distribution strategies by competitors may have a material adverse effect on the Company's business, financial condition and results of operations.

Government Regulation and Legal Uncertainties

The Company is not currently subject to direct regulation by any governmental agency other than laws and regulations generally applicable to businesses. It is possible that a number of laws and regulations may be adopted in both the United States and Canada with particular applicability to the Internet. Governments have and may continue to enact legislation applicable to the Company in areas such as content distribution, performance and copying, other copyright issues, network security, encryption, the use of key escrow data, privacy protection, caching of content by server products, electronic authentication or "digital" signatures, illegal or obscene content, access charges and retransmission activities. The applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is also uncertain. Export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase the Company's cost of doing business or increase it legal exposure.

Risk Factors

Dependence On Key Personnel:

The Company's success is dependent, to a large degree, upon the efforts of its current executive officers. The loss or unavailability of any such person could have an adverse effect on the Company. At the present time the Company does not maintain key man life insurance policies for any of these individuals. Also, the continued success and viability of the Company is dependent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected. There are currently only two employment agreements in place. Management is; however, currently negotiating agreements with the remaining executive officers of the Company.

Limited Operating History:

The Company has no operating history upon which to base an evaluation of its business and prospects. Operating results for future periods are subject to numerous uncertainties, and there can be no assurance that the Company will achieve or sustain profitability on an annual or quarterly basis. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including the demand for the Company's software products, the level of product and price competition, the Company's success in attracting and retaining motivated and qualified personnel, and in particular, the growth of activity on the Internet World Wide Web as it relates to the internet broadcast industry.

History of Net Losses:

The Company has had net losses since its inception on August 24, 1998.

In the Period August 24, 1998 (date of inception) to August 31, 1999 the Company had a net loss of $59,500.

There can be no assurance that this trend will not continue.

Possible Dilution to Present and Prospective Shareholders:

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Risks of Product Defects and Product Liability:

As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in loss of or delay in market acceptance of the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's product also may be vulnerable to break-ins and similar disruptive problems caused by Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the computer systems of the Company's customers, which may result in significant liability to the Company and deter potential customers. The sale and support of the Company's products may entail the risk of liability claims. A product liability claim brought against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

The Ability to Manage Growth:

Should the Company be successful in the sales and marketing efforts of its software products it will experience significant growth in operations. If this occurs, management anticipates that additional expansion will be required in order to continue its product development. Any expansion of the Company's business would place further demands on its management, operational capacity and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of its operations, including management, sales, marketing, delivery and software development. There can be no assurance that the Company will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. In addition, there can be no assurance that the Company's current systems, procedures or controls will be adequate to support any expansion of it's operations. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Risk of System Failure and/or Security Risks:

Despite the implementation of security measures, the core of the Company's network infrastructure could be vulnerable to unforeseen computer problems. Although the Company believes it has taken steps to mitigate much of the risk, it may in the future experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unknown security risks may result in liability to the Company and also may deter new customers from purchasing its software and services, and individuals from utilizing it. Although the Company intends to continue to implement and establish security measures, there can be no assurance that measures implemented by it will not be circumvented in the future, which could have a material adverse effect on the Company's business, financial condition or results of operations.

Lack of Established Market for Products and Services; Dependence on Internet and Intranets as Mediums of Commerce and Communications:

The market for the Company's streaming media products and services is new and evolving rapidly. It depends on increased use of the Internet and intranets. If the Internet and intranets are not adopted as methods for commerce and communications, or if the adoption rate slows, the market for the Company's products and services may not grow, or may develop more slowly than expected. The Company believes that increased Internet use may depend on the availability of greater bandwidth or data transmission speeds or on other technological improvements, and the Company is largely dependent on third party companies to provide or facilitate these improvements. Changes in content delivery methods and emergence of new Internet access devices such as TV set-tops boxes could dramatically change the market for streaming media products and services if new delivery methods or devices do not use streaming media or if they provide a more efficient method for transferring data than streaming media.

The electronic commerce market is relatively new and evolving. Sales of the Company's products depend in large part on the development of the Internet as a viable commercial marketplace. There are now substantially more users and much more "traffic" over the Internet than ever before, use of the Internet is growing faster than anticipated, and the technological infrastructure of the Internet may be unable to support the demands placed on it by continued growth. Delays in development or adoption of new technological standards and protocols, or increased government regulation, could also affect Internet use. In addition, issues related to use of the Internet and intranets, such as security, reliability, cost, ease of use and quality of service, remain unresolved and may affect the amount of business that is conducted over the Internet and intranets.

Product Delays and Errors:

The Company has experienced development delays and cost overruns associated with its product development. It may encounter such problems in the future. Delays and cost overruns could affect the Company's ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. The Company's products also may contain undetected errors that could cause adverse publicity, reduced market acceptance of the products, or lawsuits by customers.

Online Commerce Security Risks:

Online commerce and communications depend on the ability to transmit confidential information securely over public networks. Any compromise of the Company's ability to transmit confidential information securely, and costs associated with the prevention or elimination of such problems, could have a material adverse effect on the Company's business.

International Operations:

The Company markets and sells its products in both the United States and Canada. As such, it is subject to the normal risks of doing business abroad. Risks include unexpected changes in regulatory requirements, export and import restrictions, tariffs and trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, potential adverse tax consequences, exchange rate fluctuations, increased risks of piracy, limits on the Company's ability to enforce its intellectual property rights, discontinuity of the Company's infrastructures, limitations on fund transfers and other legal and political risks. Such limitations and interruptions could have a material adverse effect on the Company's business. The Company does not currently hedge its foreign currency exposures.

Dividend Policy:

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Company will remain subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

The Lack of Assurance  That the Company Will Be Able to Meet Its Future  Capital
Requirements:

The Company currently has no source of operating cash flow to fund future projects or corporate overhead. The Company has limited financial resources, and there is no assurance that additional funding will be available. The Company's ability to continue to operate will be dependent upon its ability to raise significant additional funds in the future.

Risks Associated with Penny Stock Classification:

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares in the United States and shareholders may find it more difficult to sell their shares.



Significant Customers and/or Suppliers
--------------------------------------

The Company is currently in the development stage and, as such, has no significant customers and/or suppliers.

Employees
---------

At 11/04/99 the Company operated with the services of its Directors, Executive Officers, thirteen additional employees and four independent contractors. There is no collective bargaining agreement in place.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
---------------------------------------------
OR PLAN OF OPERATION
--------------------

SELECTED FINANCIAL DATA
-----------------------

The selected financial data in Table No. 1 for the period from incorporation on "August 24, 1998 to August 31, 1999 was derived from the financial statements of the Company.

The selected financial data for Destiny Software Products Inc. in Table No.1a for Fiscal 1999, ended August 31st, was derived from the financial statements of Destiny Software Products Inc.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                  Table No. 1 (Destiny Media Technologies Inc.)
                          Selected Financial Data (US$)

-------------------------------        ---------------------------
                                       The Period 8/24/98 (date of
                                         incorporation) to 8/31/99
-------------------------------        ---------------------------

Revenue                                                         0
-------------------------------        ---------------------------
Net Income(Loss)                                        ($59,500)
-------------------------------        ---------------------------
Earnings (Loss) per Share                                 ($0.01)
-------------------------------        ---------------------------
Dividends per Share                                             0
-------------------------------        ---------------------------
Number of Shares Outstanding                            5,950,000
-------------------------------        ---------------------------

-------------------------------        ---------------------------
Working Capital                                        ($594,236)
-------------------------------        ---------------------------
Long Term Debt                                                  0
-------------------------------        ---------------------------
Shareholders' Equity                                            0
-------------------------------        ---------------------------
Total Assets                                             $594,236
-------------------------------        ---------------------------

                Table No. 1a (Destiny Software Productions Inc.)
                         Selected Financial Data (Cdn$)

------------------------------- --------------------------- ---------------------------
                                Fiscal Year Ended 8/31/99   Fiscal Year Ended 8/31/98
------------------------------- --------------------------- ---------------------------
Revenue                                            $15,678                      $6,221
------------------------------- --------------------------- ---------------------------
Net Income (Loss)                               ($285,239)                   ($62,759)
------------------------------- --------------------------- ---------------------------
Earnings (Loss per Share)                      ($2,852.39)                   ($627.59)
------------------------------- --------------------------- ---------------------------
Dividends per Share                                      0                           0
------------------------------- --------------------------- ---------------------------
Number of Shares Outstanding                           100                         100
------------------------------- --------------------------- ---------------------------

------------------------------- --------------------------- ---------------------------
Working Capital                                   $507,033                   ($19,696)
------------------------------- --------------------------- ---------------------------
Shareholder's Equity (Deficit)                  ($304,935)                   ($19,696)
------------------------------- --------------------------- ---------------------------
Total Assets                                      $830,299                     $47,809
------------------------------- --------------------------- ---------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
---------------------------------------------------------------
RESULTS OF OPERATION
--------------------

The following discussion of the Company's financial condition and results of operations should be read together with the financial statements and related notes that are included later in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this registration statement.

The Company was incorporated in Colorado, USA on August 24, 1998.

The Company started business on March 1, 1999 with initial shareholder contributions of $59,500.

Initially the Company was involved in the acquisition of mineral properties with the intent to explore the properties for economic reserves of ore. In June of 1999 the Company abandoned this business direction and began the process of acquiring Destiny Software Productions Inc.

Since beginning the process of acquiring Destiny Software Production Inc., the Company's operating activities have related primarily to recruiting personnel, purchasing operating assets, conducting research and development, marketing the Destiny Media Player, the RadioDestiny Broadcaster and the ScreamingAudio RadioDestiny Web Clip Player and Compressor, and continuing development of the Company's low latency internet telephone, voice e-mail package and voice based chat engine.

The Company has a limited operating history upon which an evaluation of it and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in rapidly changing markets such as media delivery and electronic commerce over the Internet and intranets. There can be no assurance that the Company will achieve or sustain profitability.

The Company plans to invest heavily in research and development and sales and marketing. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company expects to grow at rates that will require more funds than will be generated by profitable operations which the Company expects to report during Fiscal 2001 and Fiscal 2002. The Company has had preliminary discussions with various parties regarding the sale of equity capital; however, there are no definitive agreements and there can be no assurance that additional equity capital sales can be completed.

Cash Balances

The Company maintains its major cash balances at one financial institution located in Vancouver, British Columbia CANADA. The balances are insured up to Cdn$60,000 per account by the Canada Deposit Insurance Corporation. At November 11, 1999, there was an uninsured cash balance of Cdn$190,000.

Commitments and Contingencies

The Company leases its office facility in Vancouver, British Columbia CANADA. The Company entered into a one year lease in April 1999. The lease payment is Cdn$6,704 per month.

Liquidity and Capital Resources

The Period August 24, 1998 (Date of Inception) to August 31, 1999

Cash used in Fiscal 1999 Operating Activities totaled ($59,500), including the ($59,500) Net Loss. There were no primary adjusting items. Cash used in Fiscal 1999 Investing Activities totaled ($594,236). Cash provided by Fiscal 1999 Financing Activities totaled $653,736.

Results of Operations

The Period August 24, 1998 (Date of Inception) to August 31, 1999

The Company received no revenues during this period.

General and administrative expenses totaled $59,500. These were broken down as follows: Filing fees of $450; Management fees of $38,958; Office and miscellaneous related expenses of $9,374; Professional fees of $1,968; Rent of $8,000; and Transfer agent fees of $750.

For the Period August 24, 1998 (Date of Inception) to August 31, 1999 the Company reported a net loss of ($59,500).

Subsequent Events

On October 20, 1999, the Company completed the purchase of Destiny Software Productions Inc. with the issuance of 600,000 common shares in the capital of the Company to the owners of Destiny Software Productions Inc.

On November 9, 1999 the Company completed a private placement financing whereby it sold 617,000 shares of common stock at a price of Cdn$1.86 per share. This financing began in June 1999 and did not officially close until November 9, 1999. The Company intends on using the proceeds from this financing to repay long term debt outstanding at fiscal year end; to repay an additional note payable in the amount of $120,000 received subsequent to fiscal year end; and, continue development work on its products.

Known Trends

Management has determined that because of the deficiency in working capital, significant operating losses and lack of liquidity, there is doubt about the ability of the Company to continue in existence unless additional working capital is obtained. Consequently such trends or conditions could have a material adverse effect on the Company's financial position, future results of operations, or liquidity. The Company currently has plans to raise sufficient working capital through equity financing or reorganization of the Company.

Inflation

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

Y2K Compliance

Many currently installed computer systems and software products worldwide are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they are not able to distinguish between the year 1900 and the year 2000.

Accordingly, many companies, including Registrant and its customers, potential customers, vendors and strategic partners, may need to upgrade their systems to comply with applicable year 2000 requirements.

Because the Company and its customers depend, to a very substantial degree, upon the proper functioning of computer systems, a failure of these systems to correctly recognize dates beyond January 1, 2000 could disrupt operations. Any disruptions could harm the Company's business. Additionally, the Company's failure to provide year 2000 compliant solutions to its customers could result in financial loss, reputational harm and legal liability. The Company believes that its products and services are year 2000 compliant; however, these products and services are often integrated with other systems that may not be compliant.

Management has initiated communication with the Company's significant vendors to determine the extent to which they are vulnerable to year 2000 issues. The Company has not yet received sufficient information on year 2000 remediation plans of these vendors in order to predict the outcome of their efforts.

The Company has not made a full assessment of the extent to which its customers might be vulnerable to year 2000 issues. Likewise, it has not made a full assessment of the extent to which other third parties with which it transacts business have determined their vulnerability to year 2000 issues.

The Company is developing contingency plans for critical individual information technology systems and non-information technology systems to address year 2000 risks not fully resolved by its year 2000 program. Management believes that the year 2000 risk will not present significant operational problems for the Company. However, there can be no assurance that the Company's year 2000 program will prevent any harm to its business. Management believes that the total cost of the Company's year 2000 program will not be material.

FORWARD-LOOKING STATEMENTS

From time-to-time, the Company or its representatives may have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by the Company with the Securities and Exchange Commission or other regulatory agencies. Words or phrases "will likely result", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The Reform Act does not apply to initial registration statements, including this filing by the Company. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to maximize to the fullest extent possible the protections of the safe harbor established in the Reform Act. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.


ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

The Company leases approximately 2,400 square feet of space at 950 - 555 West Hastings Street, Vancouver, British Columbia CANADA V6B 4N4 for administrative and sales efforts. The Company pays $6704.00 per month for this facility. The Company considers the facility adequate for current purposes.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
------------------------------------------------------------
         MANAGEMENT
         ----------

The Registrant is a publicly-owned corporation, the shares of which are owned by United States and Canadian residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of November 3, 1999 all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

                                   Table No. 2

Title                              Amount and Nature Percent
  of                               of Beneficial     of
Class   Name of Beneficial Owner   Ownership         Class #
------  ------------------------   ----------------- -------
Common  Steve Vestergaard  (1)     1,813,888           25.3%

  TOTAL                            1,813,888           25.3%

# Based on 7,167,000 shares outstanding as of November 11, 1999 and options to purchase shares of common stock.

(1) Includes a vested option to purchase 13,888 shares of common stock.


Table No. 3 lists as of November 11, 1999 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                   Table No. 3
                Shareholdings of Directors and Executive Officers


Title                                             Amount and Nature Percent
  of                                                  of Beneficial      of
Class   Name of Beneficial Owner                          Ownership Class #
------  ------------------------------------------------ ----------  -------
Common  Steve Vestergaard, Pres. & Director (1)           1,813,888    25.3%
Common  Mark Lotz, Chief Financial Officer (2)                8,500     0.1%
Common  Ed Kolic, Chief Operating Officer & Secretary (3)   113,888     1.6%
Common  Greg Foisy, Director (4)                              4,000     0.1%
Common  Howard Louie, Director (5)                          100,000     1.2%

        Total                                             2,040,276    28.3%


#  Based on 7,167,000 shares outstanding as of November 11, 1999.

(1) Includes vested options to purchase 13,888 shares of common stock.
(2) Includes vested options to purchase 4,000 shares of common stock.
(3) Includes vested options to purchase 13,888 shares of common stock.
(4) Includes vested options to purchase 4,000 shares of common stock.
(5) Includes vested options to purchase 4,000 shares of common stock.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
-----------------------------------------------------
         CONTROL PERSONS
         ---------------

Table No. 4 lists as of November 11, 1999 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

                                   Table No. 4
                                    Directors

                                                       Date First
                                                       Elected
Name                                    Age          or Appointed
---------------------------- ------------------- ----------------
Steve Vestergaard (1)                    33             July 1999
Greg Foisy     (1)                       38             Oct. 1999
Howard Louie   (1)                       39             Oct. 1999
Ed Kolic                                 40             July 1999

(1)  Member of Audit Committee.

Table No. 5 lists, as of November 11, 1999, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents/citizens of Canada.

                                   Table No. 5
                               Executive Officers

Name               Position                               Date of Board Approval
-----------------  -------------------------------------- ----------------------

Steve Vestergaard  President                                         Oct. 1999
Mark Lotz          Chief Financial Officer                           Oct. 1999
Ed Kolic           Chief Operating Officer and Secretary             Oct. 1999

Business Experience
-------------------

Steve Vestergaard. Mr. Vestergaard is President and a Director of the Company. He has been employed by the Company since June 1999 when the Company began negotiations to purchase Destiny Software Productions Inc. His responsibilities include coordinating strategy, planning, and product development. Mr. Vestergaard devotes 100% of his time to the affairs of the Company. He has been involved in the software development industry since 1982 at which time he founded a private company called Tronic Software. Tronic Software was a developer of computer games which were sold by mail order. In 1990 he became employed by Distinctive Software Inc., a company which later changed its name to Electronic Arts Canada. At Electronic Arts Canada he was involved in developing game products. In 1991 he became the Chief Executive Officer of Destiny Software Productions, Inc. At Destiny Software Productions Inc. his responsibilities included not only general managerial functions, but also supervision of the development of computer games. Mr. Vestergaard hold an International Baccalaureate Degree and a Bachelor of Science Degree in Computer Science from the University of British Columbia.

Ed Kolic. Mr. Kolic is the Chief Operating Officer and Secretary. His responsibilities include overseeing the marketing efforts of the Company. He devotes 100% of his time to the affairs of the Company. From 1988 until 1995, he was employed as the President of Target Canada Production Ltd. His experience includes the production of documentary television, educational and information programming for the Canadian Educational Television Networks, large screen interactive presentation media for international conferences and a range of communication programs for corporate, government and institutional clients. From 1993 until 1997, he was a partner in a private company called Jacqueline Conoir Designs Ltd. which is a fashion design house. At Conoir Designs Ltd. he developed all of the marketing, communications and image strategies for the company. From 1997 until June of 1999, he was the president of WonderFall Productions Inc., a computer game development company, which he sold to the Company in June of 1999.

Mark Lotz. Mr. Lotz is the Chief Financial Officer of the Company. He devotes 100% of his time to the affairs of the Company. Prior to joining the Company in August 1999, Mr. Lotz was an Examiner with the Vancouver Stock Exchange where he was responsible for the regulation of Canadian stockbrokerage firms. Prior to joining the Vancouver Stock Exchange in 1995, Mr. Lotz was employed by Coopers & Lybrand as an auditor. Mr. Lotz holds the designation of Chartered Accountant. He graduated from Simon Fraser University in Vancouver, British Columbia where he received a Bachelors Degree in Business Administration.

Howard Louie. Mr. Louie is a member of the Company's Board of Directors. His private and public company activity during the past five years includes serving as the President and a Director of Unimet Capital Corp from 1992 until 1997. Unimet Capital Corp. is a private investment group which provides advisory services in corporate finance for both public and private corporations. From 1994 until 1997 he served as the President and a Director of GR Unimet Financial Corp. which is a joint venture between Unimet Capital Corp. and Grand Resources Group Joint, a financial institution based in Hong Kong. As a member of the

Company's Board of Directors, Mr. Louie devotes ten percent of his time to the affairs of the Company.

Greg Foisy. Mr. Foisy is a member of the Company's Board of Directors. From 1986 until 1991 Mr. Foisy worked in sales with Apollo Computer, which subsequently became the workstation division of Hewlett-Packard. In 1991 he became employed by a company called Interactive Development Environments, a software company specializing in development tools. He opened up the first offices in Canada for Interactive Development Environments and was successful in making the Canadian organization one of the top producing regions within that company. He left Interactive Development Environments in 1995 and founded a private company called Red Brick Systems. Red Brick Systems is a provider of database technology for the Data Warehousing and Decision Support market space and was involved in providing loyalty management and click-stream analysis for companies involved in e-commerce or internet access. In 1998, Red Brick Systems was purchased by a company called Informix. Mr. Foisy is now employed as the Director of Sales for Data Warehousing for Informix. As a member of the Board of Directors, Mr. Foisy devotes 5% of his time to the affairs of the Company.


There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships
--------------------

There are no family relationships between any of the officers and/or directors.

Other Relationships/Arrangements
--------------------------------

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.


ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 1999, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers. The Company has no formal stock option plan which has been approved by regulatory authorities or other long-term compensation program.

During Fiscal 1999, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2000 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

The Company has two written employment agreements.

Other than that disclosed above, no compensation was paid during Fiscal 1999 to any of the officers or directors of the Company to the extent that they were compensated in excess of $60,000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

On October 20, 1999 the Company completed the purchase of Destiny Software Productions Inc., a private corporation wholly owned by Steve Vestergaard, the current president of the Company. The purchase price was 600,000 shares of restricted common stock.

Other than described above, there have been no transactions since August 24, 1998 (Date of Inception), or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.


ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

The authorized capital of the Registrant is 100,000,000 shares of common stock with a par value of $0.001 per share. 5,950,000 shares of common stock were issued and outstanding at August 31, 1999, the end of the most recent fiscal year. At November 11, 1999, there were 7,167,000 shares of common stock outstanding.

All common shares are equal to each other, and when issued, are fully paid and non-assessable, and the private property of shareholders who are not liable for corporate debts. Each holder of a common share of record has one vote for each share of stock outstanding in his name on the books of the Corporation and shall be entitled to vote said stock.

The common stock of the Company shall be issued for such consideration as shall be fixed from time to time by the Board of directors. In the absence of fraud, the judgment of the Directors as to the value of any property or services received in full or partial payment for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable.

Except as may otherwise be provided by the Board of Directors, holders of shares of stock of the Corporation shall have no preemptive right to purchase, subscribe for or otherwise acquire shares of stock of the Company, rights, warrants or options to purchase stocks or securities of any kind convertible into stock of the Company.

Dividends in cash, property or shares of the Company may be paid, as and when declared by the Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Upon any liquidation, dissolution or winding up of the Company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the company shall be distributed, either in cash or in kind, pro rata to the holders of the common stock, subject to preferences, if any, granted to holders of the preferred shares. The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation from stated capital of the Company, in cash or property, without the vote of the shareholders, in the manner permitted and upon compliance with limitations imposed by law.

Each outstanding share of common stock is entitled to one vote and each fractional share of common stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of Directors of the company and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote.

When, with respect to any action to be taken by the Shareholders of the Company, the Colorado Corporation Code requires the vote or concurrence of the holders of two-thirds of the outstanding shares entitled to vote thereon, or of any class or series, any and every such action shall be taken, notwithstanding such requirements of the Colorado Corporation Code, by the vote or concurrence of the holders of a majority of the outstanding shares entitled to vote thereon, or of any class or series.

Debt Securities to be Registered. Not applicable.
--------------------------------
American Depository Receipts.  Not applicable.
----------------------------
Other Securities to be Registered.  Not applicable.
---------------------------------

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
----------------------------------------------------------
         Common Equity and Other Shareholder Matters
         -------------------------------------------

The Company's common stock trades in the "Pink Sheets" in the United States, having the trading symbol "DSNY" and CUSIP# 25063G 105. Trading volume and high/low/closing prices, on a monthly basis, since the stock began trading on the Pink Sheets on June 17, 1999.

                                   Table No. 7
                           DSNY Stock Trading Activity


                       ---------- ----- ----- -----  --------
                         Month     High  Low  Close   Volume
                       ---------- ----- ----- ----- ---------
                       June       $1.50 $0.05 $1.50   920,200
                       ---------- ----- ----- ----- ---------
                       July       $2.85 $1.49 $2.80   587,400
                       ---------- ----- ----- ----- ---------
                       August     $3.25 $2.50 $3.20   185,200
                       ---------- ----- ----- ----- ---------
                       September  $3.10 $2.50 $3.05   152,400
                       ---------- ----- ----- ----- ---------
                       October    $3.13 $2.00 $2.98   293,500
                       ---------- ----- ----- ----- ---------


The Company's common stock is issued in registered form. American Securities Transfer and Trust (located in Denver, Colorado) is the registrar and transfer agent for the common stock.

On November 3, 1999 shareholders' list for the Company's common shares showed fourteen (14) registered shareholders and 6,550,000 shares outstanding.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

ITEM 2.  LEGAL PROCEEDINGS
--------------------------

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

                                 Not Applicable


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

By March 1999, the Company sold 5,950,000 common shares for an aggregate purchase price of $59,500.

The shares of common stock in the foregoing offering, was offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended and under the exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act.

On October 20, 1999, the Company issued 600,000 shares of its restricted common stock to complete its purchase of Destiny Software Productions Inc.

The shares of common stock issued to Destiny Software Productions Inc., were offered pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.

On November 9, 1999, the Company completed a private placement financing which was begun in June 1999. As a result of this financing the Company issued 617,000 restricted common shares. These shares were offered pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.





ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Company's By-Laws address indemnification under Article Seven (b).

The corporation shall indemnify, to the maximum extent permitted by Colorado law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The corporation shall further have the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.


                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS
-----------------------------

The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of KPMG LLP, independent Chartered Accountants, for the audited financial statements for Fiscal 1999, ended August 31, 1999 and notes thereto is included herein immediately preceding the audited financial statements.

(A-1) Audited Financial Statements: Fiscal 1999
-----------------------------------------------

Auditors' Report, dated October 22, 1999

Balance Sheet at 8/31/99

Statement of Operations and Deficit from incorporation on 8/24/98 to 8/31/99

Statement of Cash Flows from incorporation on 8/24/98 to 8/31/99

Statement of Changes in Stockholders' Equity from inception to 8/31/99

Notes to Financial Statements


(A-2) Destiny Software Production Inc. Consolidated Financial
-------------------------------------------------------------
Statements: August 31, 1999
---------------------------

Auditors' Report, dated October 22, 1999

Consolidated Balance Sheets at 8/31/99 and 8/31/98

Consolidated Statement of Operations and Deficit for the Fiscal Year ended 8/31/99 with comparative figures for 1998

Consolidated Statement of Cash Flows for the Fiscal Year ended 8/31/99 with comparative figures for 1998

Notes to Consolidated Financial Statements


(A-3) Destiny Media Technologies Inc. Proforma Consolidated
-----------------------------------------------------------
Financial Statements (Unaudited): August 31, 1999
-------------------------------------------------

Pro Forma Consolidated Balance Sheet at 8/31/99

Pro Forma Consolidated Statement of Loss for the Period ended August 31, 1999

Notes to Pro Forma Consolidated Financial Statements

                                    PART III
Item 1.  INDEX TO EXHIBITS:


Exhibit   Description
-------   -----------

 3(I)     Registrant's Amended Articles of Incorporation

 3(II)    Registrant's Bylaws

 4        Share Purchase Agreement

10.1      Employment Agreement

10.2      Employment Agreement

27        Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             DESTINY MEDIA TECHNOLOGIES INC.
                                             (Registrant)

                                             By: /s/ Steve Vestergard
                                                 -------------------------------
                                             Name:  Steve Vestergard
                                             Title: President

Date:  November 23, 1999

(A-1) Audited Financial Statements:  Fiscal 1999
------------------------------------------------


                    DESTINY MEDIA TECHNOLOGIES INC.

                    Financial Statements
                    (Expressed in United States dollars)

                    August 31, 1999












                    INDEX

                                                                   Page
                                                                   ----


                    Independent Auditors' Report                     1

                    Financial Statements

                    Balance Sheet                                    2

                    Statement of Operations and Deficit              3

                    Statement of Stockholders' Equity                4

                    Statement of Cash Flows                          5

                    Notes to Financial Statements                    6

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Destiny Media Technologies Inc.

We have audited the balance sheet of Destiny Media Technologies Inc. (A Development Stage Company) as at August 31, 1999 and the statements of operations and deficit, stockholders' equity, and cash flows for the period from inception on August 24, 1998 to August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 1999 and the results of its operations and its cash flows from inception on August 24, 1998 to August 31, 1999 in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.



/s/KPMG LLP

KPMG LLP



Chartered Accountants

Richmond, Canada
October 22, 1999, except as in note 9(c) which is as of November 9, 1999

DESTINY MEDIA TECHNOLOGIES INC.
Balance Sheet

As at August 31, 1999
(Expressed in United States dollars)

------------------------------------------------------------------------------------------

Assets

Loan receivable (note 4)                                                  $       594,236
------------------------------------------------------------------------- ----------------


Liabilities and Stockholders' Equity

Current liabilities
     Loans payable (note 5)                                               $       594,236

Stockholders' equity
     Common stock
         Authorized
              100,000,000 shares with a par value of $0.001 per share
         Issued
              5,950,000 shares                                                      5,950
     Additional paid-in capital                                                    53,550
     Deficit accumulated during the development stage                             (59,500)
------------------------------------------------------------------------- ----------------

                                                                                   -

Uncertainties (notes 2 and 8) Subsequent events (note 9)
------------------------------------------------------------------------- ----------------

                                                                          $       594,236
------------------------------------------------------------------------- ================

See accompanying notes to financial statements

On behalf of the Board


/s/S. Vestergaard        Director       /s/Ed Kolic              Director
-------------------------               -------------------------

DESTINY MEDIA TECHNOLOGIES INC.
Statement of Operations and Deficit

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

----------------------------------------------------------------------


Expenses
     Filing fees                                      $           450
     Management fees (note 7)                                  38,958
     Office and miscellaneous                                   9,374
     Professional fees                                          1,968
     Rent                                                       8,000
     Transfer agent                                               750
----------------------------------------------------- ----------------

                                                               59,500
----------------------------------------------------- ----------------

Net loss, being deficit, end of period                $       (59,500)
----------------------------------------------------- ================

Net loss per common share
     Basic and diluted                                $        (0.015)

Weighted average common shares outstanding
     Basic and diluted                                      3,917,123
----------------------------------------------------- ================


See accompanying notes to financial statements

DESTINY MEDIA TECHNOLOGIES INC.
Statement of Stockholders' Equity

For the period from incorporation on August 24, 1998 to August 31, 1999
(Expressed in United States dollars)

-----------------------------------------------------------------------------------------
                                                Additional
                             Common Stock          Paid-in
                        Number       Amount        Capital        Deficit          Total
-----------------------------------------------------------------------------------------

Issued for cash      5,950,000  $     5,950   $     53,550   $    -          $    59,500

Net loss                -            -              -            (59,500)        (59,500)
                     ---------  -----------   ------------   ------------    ------------

Balance,
   August 31, 1999   5,950,000  $     5,950   $     53,550   $   (59,500)    $    -
                     =========  ===========   ============   ============    ============


See accompanying notes to financial statements

DESTINY MEDIA TECHNOLOGIES INC.
Statement of Cash Flows

For the period from incorporation on August 24, 1998 to August 31, 1999
(Expressed in United States dollars)

-----------------------------------------------------------------------------------------------

Cash flows from operating activities
     Net loss                                                                  $       (59,500)


Cash flows from investing activities
     Investment in mineral properties                                                  (17,500)
     Investment in marketable securities                                               (22,700)
     Proceeds on disposal of mineral properties and marketable securities to
       related party                                                                    40,200
     Loan to third party                                                              (594,236)
------------------------------------------------------------------------------ ----------------

                                                                                      (594,236)

Cash flows from financing activities
     Proceeds from issue of common stock                                                59,500
     Proceeds from loans payable                                                       594,236
------------------------------------------------------------------------------ ----------------

                                                                                       653,736
------------------------------------------------------------------------------ ----------------

Cash, end of period                                                            $        -
------------------------------------------------------------------------------ ================


See accompanying notes to financial statements

DESTINY MEDIA TECHNOLOGIES INC.
Notes to Financial Statements

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------
1.   Organization

     The Company was incorporated in August 24, 1998 as Euro Industries Ltd. under the laws of the State of Colorado. On October 19, 1999, the Company's name was changed to Destiny Media Technologies Inc.

     During the period from incorporation on August 24, 1998 to August 31, 1998, the Company earned no revenue and incurred no expenses.


2.   Future operations

     From inception of the business, the Company has incurred cumulative losses of $59,500 and used cash for operating activities of $59,500.

     These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Operations to date have been primarily financed by long-term debt and equity transactions. The Company's future operations are dependent upon continued support by creditors and shareholders, the achievement of profitable operations and the successful completion of management's plan to obtain additional equity financing. There can be no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.


3.   Significant accounting policies

     (a) Basis of presentation

         These financial statements are prepared in accordance with generally accepted accounting principles in the United States and present the financial position, results of operations and cash flows of the Company as at and for the period from incorporation on August 24, 1998 to August 31, 1999. For United States accounting and reporting purposes the Company is considered to be in the development stage as it is devoting all of its efforts to developing its business operations.

     (b) Use of estimates

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual amounts may differ from these estimates.

DESTINY MEDIA TECHNOLOGIES INC.
Notes to Financial Statements, Continued

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------

3.   Significant accounting policies, continued

     (c) Income taxes

         The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (d) Net loss per common share

         Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed including in the weighted average number of common shares outstanding, potentially dilutive common shares outstanding during the period. As the Company had a net loss in the period presented, basic and diluted net loss per share is the same.


4.   Loan receivable

     The loan receivable is unsecured, non-interest bearing and has no specific terms of repayment.


5.   Loans payable

-----------------------------------------------------------------------------------------
                                                                                     1999
-----------------------------------------------------------------------------------------
     Loan payable, due to a shareholder, unsecured,
       non-interest bearing, due on demand, and convertible
       at the Company's option into 100,000 common shares                 $        99,013

     Loan payable, unsecured, non-interest bearing, due on demand, and
       convertible at the Company's option into 396,908 common shares             495,223
------------------------------------------------------------------------- ---------------

                                                                          $       594,236
------------------------------------------------------------------------- ---------------

DESTINY MEDIA TECHNOLOGIES INC.
Notes to Financial Statements, Continued

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------

6.   Income taxes

     To August 31, 1999, the Company has incurred losses for income tax purposes of approximately $59,500, which are available to reduce income for tax purposes through the year 2006.

     The unrecorded benefit of these loss carry forwards is approximately $17,850. Under the provisions of the Statement 109, the effect of this benefit has been fully offset by a valuation allowance due to the uncertainty of the realization of the benefits.


7.   Related party transactions

     (a) During the period, there was a management contract in place that allowed the former president, director and shareholder of the Company to bill the Company $2,500 per month for administrative duties. Included in management fees is $15,000 related to these fees.

     (b) The Company paid $14,500 for an option on certain mineral properties on which the Company proposed to perform various work programs. This option was transferred to the former president, director and shareholder to settle outstanding management fees. No gain or loss was recognized on the transfer.

     (c) During the year, cash, investments and all liabilities of the Company existing at March 31, 1999 were used to settle outstanding management and other fees, including those described in note 7(a), provided by the former president, director and shareholder. The value of these services was assessed as $38,958. No gain or loss was recognized on the settlement.


8.   Uncertainty due to the Year 2000 Issue

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

DESTINY MEDIA TECHNOLOGIES INC.
Notes to Financial Statements, Continued

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------

9.   Subsequent events

     (a) A special meeting of shareholders was held in October, 1999 to elect a new Board of Directors, change the name of the Company from Euro Industries Ltd. to Destiny Media Technologies Inc. and approve a company stock option plan. The terms of a stock option plan were approved providing for the granting of 355,000 stock options to officers, directors and employees at a price of $3.00 per share expiring in five years.

     (b) On October 20, 1999, 600,000 common shares were issued for the purchase of Destiny Software Productions Ltd. ("Destiny"). Destiny is a high-tech development company that develops video and audio compression software and to a lesser extent design and development of computer games. The transaction will be recorded under the purchase method of accounting. The Company's interest in the net assets acquired, expressed in Canadian dollars, at assigned values are expected to be as follows:

              Cash                                           $      496,000
              Other current assets                                   41,000
              Capital assets                                        114,000
              Intellectual property                                 250,000
              Products under development                            155,000
              Goodwill and other intangibles                         40,000
              Acquired in process research and development           40,000
              Current liabilities                                   (30,000)
              Long-term liabilities                              (1,105,000)
------------------------------------------------------------ ---------------

              Acquisition cost                               $        1,000
------------------------------------------------------------ ---------------


              Consideration
                  600,000 common shares                      $        1,000
------------------------------------------------------------ ---------------


         These above indicated values for net assets are considered preliminary estimates only and are subject to change. They are based on the acquiree's August 31, 1999 financial statements.

DESTINY MEDIA TECHNOLOGIES INC.
Notes to Financial Statements, Continued

For the period from incorporation on August 24, 1998 to August 31, 1999 (Expressed in United States dollars)

--------------------------------------------------------------------------------

9.   Subsequent events, continued

     (b) continued

         The pro forma consolidated statement of operations for the year ended August 31, 1999 is as follows:

                                                           (Unaudited)

              Revenues                                 $        15,678
              Operating expenses                               519,238
------------------------------------------------------ ---------------

              Loss for the year                        $       503,560
------------------------------------------------------ ---------------


     (c) On November 9, 1999, the Company completed a private placement financing. The Company sold 617,000 common shares at a price of Cdn $1.86 for gross proceeds of Cdn $1,147,620. The Company intends to use the proceeds to repay loans payable and to continue the development work on its products.

(A-2) Destiny Software Production Inc.
-------------------------------------
Consolidated Financial Statements:  August 31, 1999
---------------------------------------------------


                    DESTINY SOFTWARE PRODUCTIONS INC.

                    Consolidated Financial Statements

                    August 31, 1999











                    INDEX

                                                                         Page
                                                                         ----


                    Auditors' Report                                       1

                    Consolidated Financial Statements

                    Consolidated Balance Sheet                             2

                    Consolidated Statement of Operations and Deficit       3

                    Consolidated Statement of Cash Flows                   4

                    Notes to Consolidated Financial Statements             5

AUDITORS' REPORT TO THE DIRECTORS


We have audited the consolidated balance sheet of Destiny Software Productions Inc. as at August 31, 1999 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 1999 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in Canada.

Significant measurement differences to United States accounting principles are explained and quantified in note 13.



/s/KPMG LLP

KPMG LLP





Chartered Accountants



Richmond, Canada
October 22, 1999

DESTINY SOFTWARE PRODUCTIONS INC.
Consolidated Balance Sheet

August 31, 1999 with comparative figures for 1998
(Expressed in Canadian Dollars)

-----------------------------------------------------------------------------------------------
                                                                 1999                 1998
-----------------------------------------------------------------------------------------------
                                                                               (unaudited)
Assets

Current assets
     Cash and cash equivalents                        $       495,922      $        -
     Accounts receivable                                       21,348                1,761
     Income taxes receivable                                   -                    46,048
     Prepaids                                                  19,526               -
----------------------------------------------------- -------------------- --------------------

                                                              536,796               47,809

Capital assets (note 5)                                       114,091               -

Products under development (note 4)                           155,452               -

Goodwill (note 4)                                              23,960               -
----------------------------------------------------- -------------------- --------------------

                                                      $       830,299      $        47,809
----------------------------------------------------- -------------------- --------------------


Liabilities and Shareholder's Deficiency

Current liabilities
     Cheques written in excess of funds on deposit    $        -           $        17,157
     Line of credit                                            -                    46,435
     Accounts payable and accrued liabilities                  18,248                3,913
     Current portion on long-term debt (note 6)                11,515               -
----------------------------------------------------- -------------------- --------------------

                                                               29,763               67,505

Long-term debt (note 6)                                       218,574               -

Due to Destiny Media Technologies Inc. (note 7)               886,897               -

Shareholder's deficiency
     Share capital (note 8)                                       100                  100
     Deficit                                                 (305,035)             (19,796)
----------------------------------------------------- -------------------- --------------------

                                                             (304,935)             (19,696)
Commitments (note 10)
Uncertainty due to the Year 2000 Issue (note 11)
Subsequent event (note 12)
----------------------------------------------------- -------------------- --------------------

                                                      $       830,299      $        47,809
----------------------------------------------------- ==================== ====================

See accompanying notes to consolidated financial statements.

DESTINY SOFTWARE PRODUCTIONS INC.
Consolidated Statement of Operations and Deficit

Year ended August 31, 1999 with comparative figures for 1998 (Expressed in Canadian Dollars)

----------------------------------------------------------------------------------------
                                                          1999                 1998
----------------------------------------------------------------------------------------
                                                                        (unaudited)
Revenue
     Sales                                     $        13,117      $         4,080
     Rental income                                       1,200               -
     Interest income                                     1,361                2,141
---------------------------------------------- -------------------- --------------------

                                                        15,678                6,221

Expenses
     Advertising and promotion                          15,170                3,284
     Amortization                                       41,424                5,750
     Bank charges and interest                             666                4,294
     Consulting                                          2,500                6,345
     Financing                                          14,194               -
     Management salaries                                73,250               -
     Office and miscellaneous                           10,673                5,433
     Professional fees                                  10,258                3,412
     Rent                                               23,153                2,200
     Repairs and maintenance                             1,036               -
     Research and development (recovery)                33,591              (15,765)
     Setup costs                                        10,583               -
     Subcontracts                                        8,786                5,893
     Telephone and communications                       13,011                3,643
     Wages and benefits                                 42,622               -
---------------------------------------------- -------------------- --------------------

                                                       300,917               24,489
---------------------------------------------- -------------------- --------------------

Loss before the undernoted                            (285,239)             (18,268)

Other income (expenses)
     Debt forgiveness                                   -                    25,000
     Write-off of goodwill                              -                   (77,625)
---------------------------------------------- -------------------- --------------------

                                                        -                   (52,625)
---------------------------------------------- -------------------- --------------------

Loss before income taxes                              (285,239)             (70,893)

Income tax expense (recovery)                           -                    (8,134)
---------------------------------------------- -------------------- --------------------

Net loss                                              (285,239)             (62,759)

Retained earnings (deficit), beginning of year         (19,796)              42,963
---------------------------------------------- -------------------- --------------------

Deficit, end of year                           $      (305,035)     $       (19,796)
---------------------------------------------- ==================== ====================

See accompanying notes to consolidated financial statements.


DESTINY SOFTWARE PRODUCTIONS INC.
Consolidated Statement of Cash Flows

Year ended August 31, 1999 with comparative figures for 1998 (Expressed in Canadian Dollars)

-------------------------------------------------------------------------------------------------------------------
                                                                                     1999                 1998
-------------------------------------------------------------------------------------------------------------------
                                                                                                   (unaudited)
Cash provided by (used in)

Operations
     Net loss                                                             $      (285,239)     $       (62,759)
     Items not affecting cash
         Amortization on capital assets                                            19,224                5,750
         Debt forgiveness                                                          -                   (25,000)
         Write-off of goodwill                                                     -                    77,625
         Amortization of projects under development                                22,200               -
     Changes in operating assets and liabilities
         Accounts receivable                                                      (15,441)               6,084
         Accounts payable and accrued liabilities                                  11,821                1,858
         Income taxes receivable                                                   46,048                1,952
         Prepaid expenses                                                         (19,526)              -
------------------------------------------------------------------------- -------------------- --------------------

                                                                                 (220,913)               5,510

Investments
     Capital asset purchases                                                     (131,806)              -
     Cash acquired on acquisition                                                  45,336               -
------------------------------------------------------------------------- -------------------- --------------------

                                                                                  (86,470)              79,577

Financing
     Shareholder loans                                                             -                   (49,049)
     Due to Destiny Media Technologies Inc.                                       886,897               -
     Repayment of promissory note                                                 (20,000)              -
     Issuance of long-term debt                                                    -                    25,000
     Line of credit                                                               (46,435)              19,635
------------------------------------------------------------------------- -------------------- --------------------

                                                                                  820,462               (4,414)
------------------------------------------------------------------------- -------------------- --------------------

Increase in cash                                                                  513,079                1,096

Cash, beginning of year                                                           (17,157)             (18,253)
------------------------------------------------------------------------- -------------------- --------------------

Cash, end of year                                                         $       495,922      $       (17,157)
------------------------------------------------------------------------- -------------------- --------------------


Supplementary disclosure of non-cash financing and investing activities:
     Promissory note issued for acquisition                               $        20,000      $        -
------------------------------------------------------------------------- ==================== ====================


See accompanying notes to consolidated financial statements.

DESTINY SOFTWARE PRODUCTIONS INC.
Notes to Consolidated Financial Statements

Year ended August 31, 1999
(Expressed in Canadian Dollars)

--------------------------------------------------------------------------------

1.   Organization

     Destiny Software Productions Inc. (the "Company") was incorporated under the Company Act of British Columbia on July 14, 1992.

     The Company is a high tech development company that develops video and audio compression software and to a lesser extent designs and development computer games. All sales of its product and services are considered to be in this industry segment.


2.   Future operations

     During the year ended August 31, 1999, the Company incurred a loss of $285,239 and used cash for operating activities of $220,913. From inception of the business on July 14, 1992, the Company has incurred cumulative losses of $305,035.

     These consolidated financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Operations to date have been primarily financed by long-term debt and advances from Destiny Media Technologies Inc. The Company's future operations are dependent upon continued support of the creditors and the shareholder, the achievement of profitable operations, the successful completion of management's plan to obtain additional equity financing or the sale of Company assets. There can be no assurances that the Company will be successful in any of these areas. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.


3.   Significant accounting policies

     (a) Basis of presentation

         These consolidated financial statements are prepared in accordance with generally accepted accounting principles in the Canada and present the financial position, results of operations and cash flows of the Company and its wholly owned subsidiary, Wonderfall Productions Inc., which was incorporated under the Company Act (British Columbia) on September 10, 1996. All material inter-company balances and transactions have been eliminated.

     (b) Cash and cash equivalents

         Cash and cash equivalents include highly liquid investments, such as term deposits, having original maturities of three months or less at the date of acquisition, that are readily convertible to contracted amounts of cash.

DESTINY SOFTWARE PRODUCTIONS INC.
Notes to Consolidated Financial Statements, Continued

Year ended August 31, 1999
(Expressed in Canadian Dollars)

--------------------------------------------------------------------------------

3.   Significant accounting policies, continued

     (c) Research and development costs

         Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet certain criteria under generally accepted accounting principles for deferral and amortization. Software and related development costs, after the establishment of technological feasibility and commercial viability, are capitalized until the product is available for general release to customers. Amortization is provided on a product by product basis over the estimated economic life of the product, not to exceed three years. Amortization commences when the product is available for general release to customers. All development costs incurred to date have been expensed as incurred as they have not met the criteria for capitalization under generally accepted accounting principles.

     (d) Revenue recognition

         The Company recognizes revenue when title has passed to the customer, the collectibility of the consideration is reasonably assured and the Company has no significant remaining performance obligations. An allowance for estimated future returns is recorded at the time revenue is recognized.

     (e) Capital assets

         Capital assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:

             Furniture and fixtures      Declining balance             20%
             Computer equipment          Declining balance             30%
             Computer software           Straight-line                 50%
             Leasehold improvements      Straight-line          Lease-term

     (f) Products under development

         Products under development are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over two years.

     (g) Goodwill

         Goodwill arising on the acquisition of subsidiary companies is carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over three years.

     (h) Use of estimates

         The preparation of financial statements under generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual amounts may differ from these estimates. Significant areas requiring the use of management estimates relate to valuation of its capital assets and goodwill.

DESTINY SOFTWARE PRODUCTIONS INC.
Notes to Consolidated Financial Statements, Continued

Year ended August 31, 1999
(Expressed in Canadian Dollars)

--------------------------------------------------------------------------------

3.   Significant accounting policies, continued

     (i) Foreign currency

         Transactions denominated in foreign currencies are translated into Canadian dollars at the rate prevailing at the time of the transactions.

         At the balance sheet date, monetary assets and liabilities denominated in a foreign currency are translated at the current rate of exchange. Exchange gains and losses arising on translation or settlement of foreign currency denominated monetary items are included in the determination of net income for the current period.

     (j) Income taxes

         The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At August 31, 1999, the gross deferred tax assets have been offset by a full valuation allowance as management does not consider that it is more likely than not that such assets will be realized in the carry-forward period.

4.   Acquisition

     On May 31, 1999, the Company acquired all of the issued and outstanding shares of Wonderfall Productions Inc. through the issuance of a promissory note in the amount of $20,000. The acquisition has been accounted for using the purchase method of accounting and the results of operations since the date of acquisition have been included in the consolidated statement of operations and deficit.

     The total purchase price of the acquisition was $20,000. The Company's interest in the net assets acquired is as follows:

              Cash                                   $        45,336
              GST receivable                                   4,146
              Fixed assets                                     1,509
              Products under development                     177,652
              Goodwill                                        23,960
              Liabilities assumed                           (232,603)
---------------------------------------------------- ---------------------

                                                     $        20,000
---------------------------------------------------- --------------------

DESTINY SOFTWARE PRODUCTIONS INC.
Notes to Consolidated Financial Statements, Continued

Year ended August 31, 1999
(Expressed in Canadian Dollars)

--------------------------------------------------------------------------------

5.   Capital assets

--------------------------------------------------------------------------------
                                                                          1999
                                                  Accumulated         Net Book
                                       Cost      Depreciation            Value
--------------------------------------------------------------------------------

     Furniture and fixtures      $   27,629     $      2,722    $      24,907
     Computer equipment              93,700           14,055           79,645
     Computer software                8,329            2,082            6,247
     Leasehold improvements           3,657              365            3,292
-------------------------------- -------------- --------------- ----------------

                                 $  133,315     $     19,224    $     114,091
-------------------------------- -------------- --------------- ----------------


6.   Long-term debt

     Due to Canadian Film Development Corp.
         The loan payable, to a maximum amount of $160,725, is
           non-interest bearing and is repayable in twelve monthly
           instalments of $13,394 commencing September 30, 2001                     $       125,544

     Due to Canadian Film Development Corp.
         The loan payable, to a maximum amount of $75,000 is the earlier of the first day of production work of a final version for marketing purposes or the sale transfer or other disposition of the production.
           As the date of repayment is not determinable,
           the entire balance has been classified as long-term                               70,000

     Loan payable
         These funds were received in exchange for a 5.0% equity position in one of the Company's games.  The value of this interest is
           indeterminable at this time                                                       11,515

     Loan payable
         Amount is non-interest bearing, with no fixed repayment terms.  The balance is not to be paid in the next twelve months and accordingly
           has been classified as long-term                                                  23,030
----------------------------------------------------------------------------------- ----------------

                                                                                            230,089

     Less current portion                                                                   (11,515)
----------------------------------------------------------------------------------- ----------------

                                                                                    $       218,574
----------------------------------------------------------------------------------- ----------------

DESTINY SOFTWARE PRODUCTIONS INC.
Notes to Consolidated Financial Statements, Continued

Year ended August 31, 1999
(Expressed in Canadian Dollars)

--------------------------------------------------------------------------------


6.   Long-term debt, continued
     Principal repayments over the next five years are as follows:

     2000                                   $     11,515
     2001                                         70,000
     2002                                        125,544
     2003                                         -
     2004                                         -
     Thereafter                                   23,030
-------------------------------------------------------------

                                            $    230,089
-------------------------------------------------------------


7.   Due to Destiny Media Technologies Inc.

     The amount due to Destiny Media Technologies Inc. is unsecured, non-interest bearing and has no specified repayment terms (see note 12). As the lender has advised the Company in writing that they will not demand payment in the next 12 months, accordingly, the amount has been classified as long term.


8.   Common stock

--------------------------------------------------------------------------------
                                                       1999            1998
--------------------------------------------------------------------------------
                                                                    (unaudited)

     Authorized
         10,000 Common shares
--------------------------------------------------------------------------------


     Issued
             100 Common shares                   $      100      $      100
--------------------------------------------------------------------------------



9.   Income taxes

     To August 31, 1999, the Company has incurred losses for income tax purposes in Canada of approximately $432,600, which are available to reduce income for tax purposes through the year 2006.


10.  Commitments

     The Company is committed to minimum lease payments totalling approximately $52,000 for its premises. The Company's lease expires in April 2000 and management has yet to re-negotiate new lease terms.

DESTINY SOFTWARE PRODUCTIONS INC.
Notes to Consolidated Financial Statements, Continued

Year ended August 31, 1999
(Expressed in Canadian Dollars)

--------------------------------------------------------------------------------

11.  Uncertainty due to the Year 2000 Issue

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


12.  Subsequent event

     On October 20, 1999, the Company was acquired by Destiny Media Technologies Inc. ("Destiny Media") (note 7). This completed a transaction on which a letter of intent was entered into on June 16, 1999. The transaction involved the issuance of 600,000 shares of Destiny Media to the shareholder of the Company for all outstanding shares of the Company, in addition to Destiny Media completing certain financing commitments.


13.  United States Accounting Principles

     The Company's financial statements presented herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). There are no material reconciling items between United States GAAP and Canadian GAAP that affect net earnings or total assets or liabilities and shareholders' equity.

     Under Canadian GAAP, development costs incurred through operations are deferred and amortized only if stringent criteria for deferral are met. If these conditions are met, the costs are capitalized as products under development. Under U.S. GAAP, research and development expenditures are expensed as incurred. Under U.S. GAAP, costs of producing product masters should be capitalized and amortized on a product by product basis or the straight-line method over the remaining estimated economic life of the product including the period being reported on. Equipment used in research and development is capitalized if it has an alternate future use. All research and development costs were expensed under Canadian GAAP as at August 31, 1999 as the criteria for deferral were not met, therefore, resulting in no differences under U.S. GAAP.

(A-3) Destiny Media Technologies Inc.
------------------------------------
Pro Forma Consolidated Financial Statements (Unaudited):  August 31, 1999
-------------------------------------------------------------------------


                    DESTINY MEDIA TECHNOLOGIES INC.

                    Pro Forma Consolidated Financial Statements
                    (Unaudited)

                    August 31, 1999











                    INDEX

                                                                         Page
                                                                         ----


                    Financial Statements

                    Pro Forma Consolidated Balance Sheet                   1

                    Pro Forma Consolidated Statement of Loss               2

                    Notes to Pro Forma Consolidated Financial Statements   3

DESTINY MEDIA TECHNOLOGIES INC.
Pro Forma Consolidated Balance Sheet
(Unaudited)

As at August 31, 1999
(Expressed in Canadian dollars)

-------------------------------------------------------------------------------------------------------------------
                                                                                Pro forma
                                                                              adjustments
                                                                                      and
                                               Destiny                        eliminating
                                                 Media           Destiny          entries            Pro forma
---------------------------------------------------------------------------------------------------------------

Assets

Current assets
     Cash                               $       -          $     495,922     $     -           $       495,922
     Accounts receivable                        -                 21,348           -                    21,348
     Prepaids                                   -                 19,526           -                    19,526
--------------------------------------- ------------------ ----------------- ----------------- ----------------

                                                -                536,796           -                   536,796

Capital assets                                  -                114,091           -                   114,091
Loan receivable                                886,897            -              (886,897)              -
Investment in subsidiaries                         904            -                  (904)              -
Intellectual property                           -                 -               166,667              166,667
Products under development                      -                155,452           -                   155,452
Goodwill                                        -                 23,960           10,667               34,627
--------------------------------------- ------------------ ----------------- ----------------- ----------------

                                        $      887,801     $     830,299     $   (710,467)     $     1,007,633
--------------------------------------- ================== ================= ================= ================


Liabilities and Stockholders' Equity (Deficiency)

Current liabilities
     Accounts payable and accrued
       liabilities                      $       -          $      18,248     $     -           $        18,248
     Loans payable                             886,897            -                -                   886,897
     Current portion of long-term
       debt                                     -                 11,515            -                   11,515
--------------------------------------- ------------------ ----------------- ----------------- ----------------

                                               886,897            29,763           -                   916,660

Loan payable                                    -                886,897         (886,897)              -
Long-term debt                                  -                218,574           -                   218,574
--------------------------------------- ------------------ ----------------- ----------------- ----------------

                                               886,897         1,135,234         (886,897)           1,135,234

Stockholders' equity (deficiency)
     Common stock                                9,056               100             (100)               9,056
     Additional paid-in capital                 81,503            -                -                    81,503
     Deficit                                   (89,655)         (305,035)         176,530             (218,160)
--------------------------------------- ------------------ ----------------- ----------------- ----------------

                                                   904          (304,935)         176,430             (127,601)
--------------------------------------- ------------------ ----------------- ----------------- ----------------

                                        $      887,801     $     830,299     $   (710,467)     $     1,007,633
--------------------------------------- ================== ================= ================= ================

See accompanying notes to pro forma consolidated financial statements.

DESTINY MEDIA TECHNOLOGIES INC.
Pro Forma Consolidated Statement of Loss
(Unaudited)

Year ended August 31, 1999
(Expressed in Canadian dollars)

---------------------------------------------------------------------------------------------------------------
                                                                                Pro forma
                                                                              adjustments
                                                                                      and
                                               Destiny                        eliminating
                                                 Media           Destiny          entries            Pro forma
---------------------------------------------------------------------------------------------------------------
Revenue
     Sales                             $        -         $       13,117   $       -           $        13,117
     Rental income                              -                  1,200           -                     1,200
     Interest income                            -                  1,361           -                     1,361
-------------------------------------- ------------------ ---------------- ------------------- ----------------

                                                -                 15,678           -                    15,678

Expenses
     Advertising and promotion                  -                 15,170           -                    15,170
     Amortization                               -                 41,424           88,666              130,090
     Bank charges and interest                  -                    666           -                       666
     Consulting                                 -                  2,500           -                     2,500
     Financing                                   1,808            14,194           -                    16,002
     Management salaries                        58,703            73,250           -                   131,953
     Office and miscellaneous                   14,125            10,673           -                    24,798
     Professional fees                           2,965            10,258           -                    13,223
     Rent                                       12,054            23,153           -                    35,207
     Repairs and maintenance                    -                  1,036           -                     1,036
     Research and development                   -                 33,591           -                    33,591
     Setup costs                                -                 10,583           -                    10,583
     Subcontracts                               -                  8,786           -                     8,786
     Telephone and telecommunications           -                 13,011           -                    13,011
     Wages and benefits                         -                 42,622           -                    42,622
     Write-off of in process research and
       development                              -                 -                40,000               40,000
-------------------------------------- ------------------ ---------------- ------------------- ----------------

                                                89,655           300,917          128,666              519,238
-------------------------------------- ------------------ ---------------- ------------------- ----------------

Net loss                               $       (89,655)   $     (285,239)  $     (128,666)     $      (503,560)
-------------------------------------- ================== ================ =================== ================


See accompanying notes to pro forma consolidated financial statements.

DESTINY MEDIA TECHNOLOGIES INC.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)

Year ended August 31, 1999
(Expressed in Canadian dollars)

--------------------------------------------------------------------------------

1.   Proposed arrangement and basis of presentation

     The pro forma consolidated financial statements give effect to the proposed acquisition of Destiny Software Productions Inc. ("Destiny") by Destiny Media Technologies Inc. ("Destiny Media") assuming the transaction had been completed as at and for the year ended August 31, 1999. The acquisition was subsequently completed by the issuance of 600,000 common shares of Destiny Media in exchange for all of the outstanding shares of Destiny.

     The pro forma consolidated financial statements should be read in conjunction with the August 31, 1999 audited financial statements and other information referred to in the registration statement. It has been compiled from the audited financial statements of Destiny Media as at and for the period ended from the date of incorporation on August 24, 1998 to August 31, 1999 and Destiny as at and for the year ended August 31, 1999.

     The proposed transaction has been recorded under the purchase method of accounting by Destiny Media as they are considered the acquirer for accounting purposes.


2.   Pro forma adjustments

     (i) Pro forma consolidated balance sheet

         The pro forma consolidated balance sheet has been compiled assuming the transactions relating to the proposed purchase occurred on August 31, 1999 and gives effect to the following:

         (a) The issuance of 600,000 common shares of Destiny Media for the acquisition of Destiny.

         (b) The Company's interest in the net assets acquired at assigned values are expected to be as follows:

         Cash                                            $       496,000
         Other current assets                                     41,000
         Capital assets                                          114,000
         Intellectual property                                   250,000
         Products under development                              155,000
         Goodwill and other intangibles                           40,000
         Acquired in process research and development             40,000
         Current liabilities                                     (30,000)
         Long-term liabilities                                (1,105,000)
--------------------------------------------------------------------------------

                                                         $         1,000
--------------------------------------------------------------------------------

DESTINY MEDIA TECHNOLOGIES INC.
Notes to Pro Forma Consolidated Financial Statements, Continued
(Unaudited)

Year ended August 31, 1999
(Expressed in Canadian dollars)

--------------------------------------------------------------------------------

2.   Pro forma adjustments, continued

     (i) Pro forma consolidated balance sheet, continued

         (b) The Company's interest in the net assets acquired at assigned values are expected to be as follows, continued:

              The above indicated values for net assets are considered preliminary estimates only and are subject to change. They are based on the acquiree's August 31, 1999 financial statements. Amortization of goodwill and intellectual property will be calculated on a straight-line basis over three years and will commence in the year 2000.

     (ii)Pro forma consolidated statement of loss

         The pro forma consolidated statement of loss gives effect to the transactions described above as if they had occurred on September 1, 1998.